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Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

						Six Months Ended June 30, 2011
	Year Ended December 31,
	2006	2007	2008	2009	2010
Earnings:
Pre-tax income	7,549	25,058	25,171	19,265	23,303	1,226
Fixed charges	348	433	594	689	939	991
Total Earnings	7,897	25,491	25,765	19,954	24,242	2,217
Fixed Charges:
Interest factor in rent expense—33%	348	433	594	689	939	991
Total Fixed Charges	348	433	594	689	939	991
Ratio of earnings to fixed charges	22.7	58.8	43.4	29.0	25.8	2.2

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  Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges (Amounts in thousands of dollars)